Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260714

PROXY STATEMENT/PROSPECTUS SUPPLEMENT NO. 1

(To the Proxy Statement/Prospectus dated December 23, 2021)

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF TREBIA ACQUISITION CORP.

(“TREBIA”) AND

PROSPECTUS FOR

64,530,520 SHARES OF CLASS A COMMON STOCK, PAR VALUE $0.0001 PER

SHARE, AND

17,250,000 WARRANTS TO PURCHASE CLASS A COMMON

STOCK OF

TREBIA ACQUISITION CORP. (AFTER ITS DOMESTICATION AS A DELAWARE CORPORATION, WHICH WILL BE RENAMED SYSTEM1, INC. IN CONNECTION WITH

THE BUSINESS COMBINATION DESCRIBED HEREIN)

This proxy statement/prospectus supplement (the “Supplement”) supplements the proxy statement/prospectus, dated December 23, 2021 (the “Proxy Statement/Prospectus”), which forms a part of our Registration Statement on Form S-4 (No. 333-260714). The Proxy Statement/Prospectus and this Supplement relate to the issuance by us, in connection with the Business Combination and following the Domestication, in each case as discussed in the Proxy Statement/Prospectus, of an aggregate of 64,530,520 shares of Class A common stock, $0.0001 par value per share, of System1 (as defined in the Proxy Statement/Prospectus) and up to 17,250,000 shares of Class A common stock of System1 that are issuable upon the exercise of 17,250,000 warrants (the “Public Warrants”) originally issued in Trebia’s initial public offering.

Trebia’s units, Class A ordinary shares and warrants are currently listed on the New York Stock Exchange (the “NYSE”) under the symbols TREB.U, TREB and TREB.WS, respectively. Trebia intends to apply for listing on the NYSE, effective upon the completion of the Business Combination, of System1’s Class A common stock and warrants under the proposed symbols “SST” and “SST.WS” respectively. Trebia is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and has elected to comply with certain reduced public company reporting requirements.

This Supplement should be read together with the Proxy Statement/Prospectus, including any further amendments or supplements thereto, which is to be delivered with this Supplement. This Supplement is qualified by reference to the Proxy Statement/Prospectus, including any amendments or supplements thereto, except to the extent that the information in this proxy statement/prospectus supplement updates and supersedes the information contained therein. On January 7, 2022, the closing price of our Class A ordinary shares was $9.96 per share and the closing price for our Public Warrants was $1.19.

This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Proxy Statement/Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. You should read the Proxy Statement/Prospectus, this Supplement and any additional supplement or amendment carefully before investing in our securities.

Investing in our Class  A ordinary shares and warrants involves a high degree of risk. See the section titled “Risk Factors” beginning on page 64 of the Proxy Statement/Prospectus and in any applicable supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES AUTHORITY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS OR THIS SUPPLEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/ PROSPECTUS OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This Supplement is dated January 10, 2022.

EXPLANATORY NOTE

On January 10, 2022, Trebia entered into Amendment No. 2 to the Business Combination Agreement (the “BCA Amendment”) by and among S1 Holdco LLC, a Delaware limited liability company (S1 Holdco), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected” and, (together with S1 Holdco, collectively, “System1” or the “Companies”) and the other parties signatory thereto, which amends the Business Combination Agreement, dated June 28, 2021 as amended by that certain Amendment No. 1 to the Business Combination Agreement, dated November 30, 2021 by and among such parties (collectively, the “Original Business Combination Agreement” and, as amended by the BCA Amendment, the “Business Combination Agreement”) in order to (i) replace the Additional Seller Backstop Election with certain modifications resulting in an increase to (x) the aggregate maximum Seller Backstop Amount from $45.0 million to $50.0 million and (y) the Cannae Backstop Amount from $200.0 million to $250.0 million, (ii) modify the lockup provision in the form of Bylaws to be adopted at the Closing of the business combination and (iii) give effect to the amended and restated terms of each of the A&R Cannae Backstop Agreement (as defined below) and the A&R Sponsor Agreement (as defined below), each as discussed in further detail in this Supplement (collectively, the “Transaction Amendments”).

Trebia is filing this Supplement to amend the Proxy Statement/Prospectus as set forth in this Supplement. Except as expressly set forth herein, this Supplement does not amend, modify or update the disclosures contained in the Proxy Statement/Prospectus. Capitalized terms not otherwise defined in this Supplement have the meanings assigned to them in the Proxy Statement/Prospectus.

THE TRANSACTION AMENDMENTS

The BCA Amendment

Seller Backstop Amount

Pursuant to the Original Business Combination Agreement, OpenMail, Protected and certain members of OpenMail (collectively, the “Backstop Sellers”), agreed to reduce the Closing Cash Consideration, which reduction (if necessary to cover redemptions by Trebia’s public shareholders) corresponded to an increase in the Closing Seller Equity Consideration (the “Seller Backstop”). The Seller Backstop Amount was based on the total value of the aggregate Trebia Class A Ordinary Shares that are redeemed in connection with the special meeting of Trebia’s public shareholders calculated at a price per share of $10.00 (the “Trebia Shareholder Redemption Value”), which Seller Backstop Amount could not be less than $0 or greater than $45,000,000, unless the Backstop Sellers agreed to exercise the Additional Seller Backstop Election. Under the Additional Seller Backstop Election, the Backstop Sellers could elect, but were not required, to increase the Seller Backstop Amount to the extent the Trebia Shareholder Redemption Value exceeded $462,500,000. As a result, if the Trebia Shareholder Redemption Value exceeded $462,500,000 and the Backstop Sellers did not exercise the Additional Seller Backstop Election, the minimum Closing Cash Condition necessary to consummate the business combination under the terms of the Original Business Combination Agreement would not have been satisfied.

Pursuant to the BCA Amendment, the parties agreed to remove the right of the Backstop Sellers to exercise the Additional Seller Backstop Election in exchange for the Backstop Sellers’ agreement to an increase in the Seller Backstop Amount in an amount equal to 50% of the Trebia Shareholder Redemption Value in excess of $417,500,000 (if any), which Seller Backstop Amount could not be less than $0 or greater than $50,000,000. As a result of the BCA Amendment, consummation of the transactions contemplated by the Business Combination Agreement is no longer conditioned on the Backstop Sellers exercising the Additional Seller Backstop Election if the Trebia Shareholder Redemption Value exceeds $417,500,000.

Form of Bylaws

Pursuant to the form of Bylaws referenced in the Original Business Combination Agreement (the “Original Form of Bylaws”), shares issued as Closing Seller Equity Consideration, including shares received in connection with

1

certain redemptions or exchanges pursuant to S1 Holdco’s LLC operating agreement, were subject to lockup provisions except for an amount of shares issuable to certain parties to the Original Sponsor Agreement (as defined below), which amount was equal to 50% of the total shares issued such parties. Pursuant to the amended form of Bylaws referenced in the Business Combination Agreement as a result of the BCA Amendment, the Additional Backstop Purchase Shares (as defined below) and the Additional Cannae Founder Shares (as defined below) will not be subject to such lockup provisions.

The A&R Cannae Backstop Agreement

On January 10, 2022, Trebia entered into the Amended and Restated Backstop Facility Agreement (the “A&R Backstop Agreement”), which amends and restates the Backstop Facility Agreement, dated June 28, 2021 by and between Cannae Holdings, Inc. (“Cannae”) and Trebia (the “Original Backstop Agreement”), in order to increase Cannae’s aggregate backstop commitment by $50,000,000 (the “Additional Cannae Backstop Commitment”) from $200,000,000 to $250,000,000. The Additional Cannae Backstop Commitment now obligates Cannae, to the extent that the total Trebia Shareholder Redemption Value is in excess of $417,500,000, to backstop up to 50% of such excess (the “Additional Cannae Backstop Amount”) by purchasing a number of shares of Trebia Class A Common Stock equal to the actual Additional Cannae Backstop Amount divided by $10 (the “Additional Backstop Purchase Shares”).

The A&R Sponsor Agreement

On January 10, 2022, Trebia entered into the Amended and Restated Sponsor Agreement (the “A&R Sponsor Agreement”) by and among BGPT Trebia LP (the “BGPT Sponsor”), Trasimene Trebia, LP (the “Trasimene Sponsor” and, together with the BGPT Sponsor, the “Sponsors”) and the other parties signatory thereto, which amends and restates the Letter Agreement, dated June 28, 2021 and as amended on November 30, 2021 by and among such parties (the “Original Sponsor Agreement”), in order to provide that the Sponsors will forfeit up to (a) 1,275,510 Founder Shares (as defined in the Business Combination Agreement) (the “Initial Cannae Founder Shares”) to Trebia, and Trebia will issue to Cannae an equal number of shares of Trebia Class A Common Stock in connection with, and based upon the extent of, Cannae’s existing backstop obligations under the Original Backstop Agreement, (b) 1,000,000 Founder Shares to Trebia, and Trebia will issue to members of management of the Companies an equal number of shares of Trebia Class A Common Stock in connection with, and based upon the extent of, their backstop obligations under the Business Combination Agreement, and (c) an additional 1,352,941 Founder Shares (the “Additional Cannae Founder Shares”) to Trebia, and Trebia will issue to Cannae an equal number of shares of Trebia Class A Common Stock in connection with, and based upon the extent of, Cannae’s obligation with respect to the Additional Cannae Backstop Amount. The A&R Sponsor Agreement also provides that the Additional Backstop Purchase Shares, the Additional Cannae Founder Shares, and 50% of the Initial Cannae Founder Shares will not be subject to the lockup provisions thereof.

Each of the BCA Amendment, the amended form of Bylaws, the A&R Cannae Backstop Agreement and the A&R Sponsor Agreement in connection with the Transaction Amendments are included in Trebia’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 10, 2022, and is incorporated by reference herein to this Supplement.

2

FREQUENTLY USED TERMS

In connection with the Transaction Amendments, this prospectus supplement amends the Proxy Statement/Prospectus and has the effect of having deleted the definition of the term “Additional Seller Backstop Election” in the section titled “Frequently Used Terms.” This prospectus supplement also has the effect of having replaced all references to the Additional Seller Backstop Election throughout the Proxy Statement/Prospectus with the revised disclosures as set forth in this prospectus supplement.

SHAREHOLDER PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

Summary of the Business Combination

In connection with the Transaction Amendments, this Supplement amends the Proxy Statement/Prospectus in the section titled “Shareholder Proposal No. 1—The Business Combination Proposal—Summary of the Business Combination” beginning on page 126 of the Proxy Statement/Supplement, and has the effect of modifying and updating the discussion in such subsection with the description of the BCA Amendment included in the section titled “The Transaction Amendments—The BCA Amendment” beginning on page 1 of this Supplement.

In addition to the subsection referred to in the above, the BCA Amendment included in this Supplement has the effect of supplementing the Proxy Statement/Prospectus with respect to all other related discussions of the Business Combination Agreement, including the subsections titled “Summary of the Proxy Statement/Prospectus—Merger Consideration” beginning on page 45 and page 49, “Trebia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Business Combination” beginning on page 227, “System1 Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Business Combination” beginning on page 250 of the Proxy Statement/Prospectus.

Sponsor Agreement

In connection with the Transaction Amendments, this Supplement amends the Proxy Statement/Prospectus with respect to all discussions of the Sponsor Agreement, including in the section titled “Shareholder Proposal No. 1—The Business Combination Proposal—Sponsor Agreement” beginning on page 143 of the Proxy Statement/Supplement, and has the effect of modifying and updating the discussion in such subsection with the description of the A&R Sponsor Agreement included in the section titled “The Transaction Amendments—the A&R Sponsor Agreement” beginning on page 2 of this Supplement.

In addition to the subsection referred to in the above, the A&R Sponsor Agreement included in this Supplement has the effect of supplementing throughout the Proxy Statement/Prospectus all other related discussions of the Sponsor Agreement, including the subsections titled “Summary of the Proxy Statement/Prospectus—Merger Consideration” beginning on page 45 and again in “—Sponsor Agreement” on page 49, “Trebia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Business Combination” beginning on page 229 and “Certain Relationhips and Related Person Transactions—Trebia—Sponsor Agreement” beginning on page 300 of the Proxy Statement/Prospectus.

Backstop Agreement

In connection with the Transaction Amendments, this Supplement amends the Proxy Statement/Prospectus with respect to all discussions of the Backstop Agreement, including “Shareholder Proposal No. 1—The Business Combination Proposal—Backstop Agreement” beginning on page 143 of the Proxy Statement/Supplement, and has the effect of modifying and updating the discussion in such subsection with the description of the A&R Cannae Backstop Agreement included in the section titled “The Transaction Amendments—the A&R Cannae Backstop Agreement” beginning on page 2 of this Supplement.

In addition to the subsection referred to in the above, the A&R Cannae Backstop Agreement included in this Supplement has the effect of supplementing throughout the Proxy Statement/Prospectus all other related discussions of the Backstop Agreement, including the subsections titled “Summary of the Proxy Statement/Prospectus—Merger Consideration” beginning on page 45 and again in “—Backstop Agreement” on page 49, “Trebia Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sponsor Agreement” beginning on page 229, “System1 Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 250, “Certain Relationhips and Related Person Transactions—Trebia—Backstop Agreement” beginning on page 300 of the Proxy Statement/Prospectus.

Background of the Business Combination

In connection with the Transaction Amendments, this Supplement amends the Proxy Statement/Prospectus in the section titled “Shareholder Proposal No. 1—The Business Combination Proposal—Background of the Business Combination” beginning on page 158 of the Proxy Statement/Supplement, and has the effect of modifying and updating the description of Trebia’s interests in the Business Combination Agreement, Backstop Agreement and Sponsor Agreement with the description of the BCA Amendment and the Transaction Amendments, as applicable, included in the section titled “The Transaction Amendments—The BCA Amendment” beginning on page 1 of this Supplement.

Interest of Trebia’s Directors and Officers in the Business Combination

In connection with the Transaction Amendments, this Supplement amends the Proxy Statement/Prospectus in the section titled “Shareholder Proposal No. 1—The Business Combination Proposal—Interest of Trebia’s Directors and Officers in the Business Combination” beginning on page 158 of the Proxy Statement/Prospectus, and all other such instances including on pages 37, 54, 100 of the Proxy Statement/Prospectus, and has the effect of modifying and updating the description of Trebia’s interests in the Business Combination Agreement, Backstop Agreement and Sponsor Agreement with the description of the BCA Amendment and the Transaction Amendments, as applicable, included in the section titled “The Transaction Amendments—The BCA Amendment” beginning on page 1 of this Supplement.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

AND

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In connection with the Transaction Amendments, this Supplement amends the Proxy Statement/Prospectus with respect to the sections titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 184 and the related “Summary Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 62 of the Proxy Statement/Prospectus and supplements the existing disclosure with the following:

The Transaction Amendments would have the following effects on the unaudited pro forma financial information of System1:

•

The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021: Per the revised Business Combination Agreement, in a maximum redemption scenario, the amount of Class C common stock held by the Selling Shareholders both in total outstanding shares and as a percentage of total shares outstanding would decrease. As a result, Selling Shareholders would sell a larger portion of their Class C stock, resulting in an increase in the TRA liability and an equivalent change in the amount of Goodwill. The TRA liability would increase 51% from $7,407 to $11,180 and Goodwill would increase 0% from $716,002 to $718,752. Due to an increase in cash in escrow to settle unvested awards in the future, Restricted Cash would increase 36% from $7,178 to $9,777, and the associated increase in the liability to settle unvested awards would increase Accrued Expenses 1% from $32,525 to $32,948. Additionally, as a result of Cannae receiving more shares of Class A common stock at $10 per share versus the shares of Class A common stock issued to the selling shareholders being recorded at $8.50 on a fair value basis, as well as there being reduced ownership from non-controlling interest, Additional Paid-In Capital would increase 2% from $646,910 to $661,398 and Non-Controlling Interest Equity decreases 7% from $187,162 to $173,827.

•

The Unaudited Pro Forma Condensed Combined Statement of Operations For the Nine Months Ended September 30, 2021: As a result of the revised Business Combination Agreement, in a maximum redemption scenario, the amount of Class C common stock held by the Selling Shareholders both in total outstanding shares and as a percentage of total shares outstanding would change, resulting in a change to ownership attributable to non-controlling interest. Net Income attributable to noncontrolling interest would decrease 29% from $4,102 to $2,904. Net Income attributable to controlling interest would increase 10% from $12,054 to $13,252. Basic Net Income per share would increase 7% from $0.15 to $0.16. Diluted Net Income per share would increase 7% from $0.14 to $0.15. Basic weighted average shares outstanding would increase 2% from 82,492 to 84,356 and Diluted weighted average shares outstanding would increase 2% from 87,576 to 89,439.

•

The Unaudited Pro Forma Condensed Combined Statement of Operations For the Twelve Months Ended December 31, 2020: As a result of the revised Business Combination Agreement, in a maximum redemption scenario, the amount of Class C common stock held by the Selling Shareholders both in total outstanding shares and as a percentage of total shares outstanding would change, resulting in a change to ownership attributable to non-controlling interest. Net Loss attributable to non-controlling interest would decrease 29% from $31,442 to $22,258. Net Loss attributable to controlling interest would increase 10% from $92,400 to $101,584. Net Loss per share attributable to controlling interest (basic and diluted) would increase 8% from $1.13 to $1.22. Total weighted average shares outstanding (basic and diluted) would increase 2% from 81,522 to 83,436.

Additionally, this Supplement has the effect of amending the Proxy Statement/Prospectus for any information or tables derived from such unaudited pro forma financial information, including the subsection titled “Shareholder Proposal No. 1—The Business Combination Proposal—Sources and Uses” beginning on page 162 of the Proxy Statement/Prospectus.

BENEFICIAL OWNERSHIP OF SECURITIES

In connection with the Transaction Amendments, this Supplement amends in its entirety the beneficial ownership table on page 297 of the Proxy Statement/Prospectus as follows:

				System1 Shares After Consummation of the Business Combination
	Trebia Ordinary Shares			No Redemptions Scenario				Maximum Redemptions Scenario
	Number of Shares		Percentage of Trebia Ordinary Shares	System1 Class A Shares(13)(14)	System1 Class C Shares(14)	System1 Class D Shares	Percentage of Total Voting Power	System1 Class A Shares(13)(14)		System1 Class C Shares(14)	System1 Class D Shares	Percentage of Total Voting Power
Name and Address of Beneficial Owner	Trebia Class A Shares	Trebia Class B Shares
Trebia Officers, Directors and Greater Than 5% Holders Pre-Business Combination
Trasimene Trebia, LP	—	7,395,937	11.43%	5,728,437	—	833,750	5.17%	4,730,988		—	833,750	5.29%
BGPT Trebia LP	—	5,466,563	8.45%	4,234,063	—	616,250	3.82%	3,496,818		—	616,250	3.91%
Cannae Holdings, Inc.	—	—	*	—	—	—	—	21,275,510	**	—	—	20.22%
Frank R. Martire, Jr.	—	—	*	—	—	—	—	—		—	—	—
Paul Danola	—	—	*	—	—	—	—	—		—	—	—
Tanmay Kumar	—	—	*	—	—	—	—	—		—	—	—
Lance Levy	—	25,000	*	25,000	—	—	*	25,000		—	—	*
Mark D. Linehan	—	25,000	*	25,000	—	—	*	25,000		—	—	*
James B. Stallings	—	25,000	*	25,000	—	—	*	25,000		—	—	*
All directors and officers of Trebia as a group pre-business combination (6 individuals)		75,000	*	75,000	—	—	*	75,000		—	—	*
System1 Named Executive Officers Post-Business Combination
Michael Blend(1)	—	—	—	15,183,766	9,145,618	—	11.96%	15,620,077		9,216,766	—	14.84%
Tridivesh Kidambi(2)	—	—	—	834,782	461,894	—	*	930,684		543,326	—	*
Paul Filsinger(3)	—	—	—	856,398	569,303	—	*	1,024,203		683,469	—	*
Brian Coppola(4)	—	—	—	295,900	249,504	—	*	363,494		302,450	—	*
Jen Robinson(5)	—	—	—	—	—	—	—	—		—	—	—
Daniel Weinrot(6)	—	—	—	105,083	68,799	—	*	121,985		78,814	—	*
Beth Sestanovich(7)	—	—	—	241,892	220,627		*	306,344		277,004	—	*
Ian Weingarten (Former CEO)	—	—	—	38,663	—	—	*	38,663		—	—	*
Antonio Magnaghi (Former CTO)(8)	—	—	—	293,317	265,287	—	*	342,674		285,512	—	*
System1 Directors Post-Business Combination
William P. Foley, II	—	—	—	—	—	—	—	—		—	—	—
Moujan Kazerani	—	—	—	66,427	—	—	*	66,427		—	—	*
Christopher Phillips(9)	—	—	—	19,885,337	—	—	15.66%	24,065,594		—	—	22.88%
Dexter Fowler	—	—	—	—	—	—	—	—		—	—	—
All System1 Directors and Officers Post-Business Combination	—	—	—	37,801,565	10,981,032	—	29.77%	42,922,983		11,448,546	—	40.79%
System1 Greater than 5% Holders Post-Business Combination
Just Develop It Limited(10)	—	—	—	18,103,115	—	—	14.26%	21,970,387			—	20.88%
Lone Star Friends Trust(11)	—	—	—	9,932,743	8,266,340	—	7.82%	10,026,159		8,329,537	—	9.53%
Charles Ursini(12)	—	—	—	4,618,265	4,215,252	—	3.64%	5,709,602		5,219,606	—	5.43%

Notes:

*	less than one percent.
**	excludes an affiliate of Cannae’s approximately 26% partnership interest in Trasimene Sponsor.
(1)

The shares reported above are held in the names of: (a) The Dante Jacob Blend Trust of 2017, (b) the Nola Delfina Rose Blend Trust of 2017, (c) the Blend Family Foundation, (d) Lone Star Friends Trust including shares received upon a distribution from Lone Investment Holdings LLC) ((a), (b), (c) an (d) collectively, the “Blend Family Trusts”), (e) OpenMail2 LLC, and (f) Just Develop It Limited. Michael Blend is beneficially interested in, but does not control, each of the Blend Family Trusts and Just Develop It Limited. Each of the Blend Family Trusts is controlled by a close family relative of Michael Blend. OpenMail2 LLC is jointly controlled by Michael Blend and Charles Ursini as the managing members thereof. The shares reported above exclude the 725,000 shares of System1 Class A Common Stock underlying the RSUs to be issued to Michael Blend in connection with the RSU Issuances subject to vesting conditions—see the section titled “Shareholder Proposal No. 2—The NYSE Proposal—Summary of the RSU Issuances”.
(2)

The shares reported above are held in the names of (a) Tridivesh Kidambi, and (b) OpenMail2 LLC, an entity in which Tridivesh Kidambi has a minority beneficial interest. In addition to the shares reported above, Tridivesh Kidambi will hold RSUs covering 14,499 shares of Class A Common Stock which such RSUs will not vest prior to March 28, 2022.

(3)

The shares reported above are held in the names of (a) Paul Filsinger, and (b) OpenMail2 LLC, an entity in which Paul Filsinger has a minority beneficial interest. In addition to the shares reported above, Paul Filsinger will hold RSUs covering 25,775 shares of Class A Common Stock which such RSUs which such RSUs will not vest prior to March 28, 2022.

(4)

The shares reported above are held in the names of (a) Brian Coppola, and (b) OpenMail2 LLC, an entity in which Brian Coppola has a minority beneficial interest. In addition to the shares reported above, Brian Coppola v RSUs covering 41,240 shares of Class A Common Stock which such RSUs which such RSUs will not vest prior to March 28, 2022.

(5)	In addition to the shares reported above, Jen Robinson will hold RSUs covering 103,101 shares of Class A Common Stock which such RSUs will not vest prior to March 28, 2022.
(6)

The shares reported above are held in the names of (a) Daniel Weinrot, and (b) OpenMail2 LLC, an entity in which Daniel Weinrot has a minority beneficial interest. In addition to the shares reported above, Daniel Weinrot will hold RSUs covering 21,909 shares of Class A Common Stock which such RSUs which such RSUs will not vest prior to March 28, 2022.

(7)

The shares reported above are held in the names of (a) Beth Sestanovich, and (b) OpenMail2 LLC, an entity in which Beth Sestanovich has a minority beneficial interest. In addition to the shares reported above, Beth Sestanovich will hold RSUs covering 14,821 shares of Class A Common Stock which such RSUs which such RSUs will not vest prior to March 28, 2022.

(8)	The shares reported above are held in the names of (a) Antonio Magnaghi, and (b) OpenMail2 LLC, an entity in which Antonio Magnaghi has a minority beneficial interest.
(9)

The shares reported above are held in the names of (a) Christopher Phillips, and (b) Just Develop It Limited. Christopher Phillips controls Just Develop It Limited. The shares reported above exclude the 725,000 shares of System1 Class A Common Stock underlying the RSUs to be issued to Just Develop It Limited in connection with the RSU Issuances subject to vesting conditions—see the section titled “Shareholder Proposal No. 2—The NYSE Proposal—Summary of the RSU Issuances”.

(10)	Christopher Philips controls Just Develop It Limited.
(11)	Michael Blend and his family members are beneficiaries of the Lone Star Friends Trust. Lone Star Friends Trust is controlled by a close family relative of Michael Blend.
(12)

Charles Ursini is only a “Greater than 5% Holders Post-Business Combination” in the “Maximum Redemption Scenario”. The shares reported above include the number of New S1 Holdco Class B Units, which are exchangeable into System1 Class A Common Stock at any time at the election of the holder thereof and the number of shares of System1 Class A Common Stock underlying RSUs which vest in the period prior to March 28, 2022. The shares reported above exclude any RSUs covering shares of System1 Class A Common Stock which will not vest prior to March 28, 2022 and the shares of System1 Class A Common Stock which may be issued pursuant to the exchange of New S1 Holdco Class B Units held by OpenMail2 LLC in connection with unvested units of OpenMail2 LLC.

(13)

The shares reported above include shares of System1 Class A Common Stock and shares of System1 Class A Common Stock which may be issued pursuant to the exchange of New S1 Holdco Class B Units at any time at the election of the holder thereof.

(14)

The shares reported above exclude (a) the shares of System1 Class A Common Stock which may be issued pursuant to the exchange of New S1 Holdco Class B Units, and (b) the shares of System1 Class C Common Stock, in each case, held by OpenMail2 LLC in connection with unvested units of OpenMail2 LLC.

In addition to the beneficial ownership table presented above, this Supplement has the effect of amending throughout the Proxy Statement/Prospectus the information and tables derived from the information included in the beneficial ownership table, including the System1 Ownership Table presented in the subsections titled “Questions and Answers—Questions and Answers about the Trebia Extraordinary General Meeting and the Business Combination—What equity stake will current Trebia Shareholders, System1 Equityholders and Protected Equityholders hold in System1 immediately after the consummation of the Business Combination?” beginning on page 23, “System1 Ownership Table” beginning on page 50 and again on page 125, “Shareholder Proposal No. 1—The Business Combination Proposal—Impact of the Business Combination on Trebia’s Public Float” beginning on page 126 and “Risk Factors—Trebia Public Shareholders may experience dilution as a consequence of, among other transactions, the issuance of System1 Common Stock as the Closing Equity Consideration in the Business Combination and the Cannae Backstop. Having a minority share position may reduce the influence that Trebia Public Shareholders have on the management of the Companies following the Business Combination.” beginning on page 104.